Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES OPERATIONS UPDATE

Thousand Oaks, CALIFORNIA, December 22, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to provide an operations update on its latest wells in its Tishomingo field in Oklahoma.

FIELD UPDATE

The field, with the addition of the new Barnes and Velin wells, is currently producing over 6,000 Barrels of oil equivalent per day (“BOEPD”). This current production rate includes the offsetting wells that were shut in for the fracture stimulations, some of which are dewatering, while others are producing at higher rates than before being shut in.

BARNES, LOVINA AND VELIN WELLS

The Barnes 6-31-2H, Barnes 6-4H (formerly called Barnes 6-31-3H), Velin 12-9H, and Velin 12-10H were all successfully fracture stimulated with all planned proppant amounts placed and have started flowing back the fracture stimulation fluid.

The two Barnes wells (100% working interest) are each averaging approximately 465 Barrels of oil equivalent per day (“BOEPD”) (395 barrels of oil per day (“BOPD”). The Barnes wells are producing high percentages of oil (85%), much like the Lovina wells the Company drilled earlier this year. Given that one Barnes well is a 1.5-mile lateral and the other a 1-mile lateral, the production rates from these wells, on a comparable lateral length basis, are slightly higher than the Lovina wells were producing during early flowback. The Company doesn’t believe that the entire 1.5 mile lateral of the Barnes 6-31-2H is contributing to the production yet. Early in 2026, production tubing strings will be run in the Barnes wells, which, along with additional frack fluid recovery, are expected to improve production rates further, as has been the case in other Caney wells.

The Lovina wells, located on the southern part of the Company’s acreage, between the Emery and Glenn wells, have been performing well. They have, as predicted, had lower decline rates than the Company’s previously drilled wells. The Company’s internal analysis indicates that these wells have strong economics, even at lower oil prices. The Company’s internal analysis, with four months of actual production data, shows that at a constant oil price of $60 a barrel, the four well Lovina pad would generate a 33% Internal Rate of Return (“IRR”), and at a constant $70 oil price, a 48% IRR. The analysis forecasts that the average ultimate oil recovery from the Lovina wells will approximately match the forecast for these locations assigned by the Company’s independent qualified reserves evaluator (“IQRE”) in its report dated effective December 31, 2024. Readers are referred to the “Caution Regarding Internal Estimate” section of this news release, which provides an explanation of the composition of IRR and a comparison of the results of the internal analysis to the results of the IQRE report.

The two 1-mile lateral Velin wells (97% working interest), drilled approximately two years ago, were fracture stimulated immediately prior to the Barnes wells, and started flowing back after the Barnes wells’ fracture stimulations were completed. They are experiencing lower than anticipated early production rates, averaging approximately 200 BOEPD (145 BOPD). Due to the close proximity of all four wellbores, it was necessary to shut in the Velin wells longer than our normal time after the fracture stimulations were complete while the Barnes wells were being completed. While that is standard industry practice, it may be a contributing factor to the lower early production rates. Also, even though the Velin wells are structurally deeper, lower initial flowing pressures are being observed. To assist the fracture fluid flowback, tubing is currently being run in the Velin wells. The Company is expecting these wells to have improved flow rates once more fracture stimulation fluid is recovered. Though the formation analysis of these wells is comparable to those of the offset wells, there is the presence of increased natural healed fractures and small-scale faulting, which appears unique to this location, potentially due to being adjacent to a large structural uplift.

Wolf Regener, President and CEO, commented, “Overall, I’m very pleased with how well the field continues to perform, with current production over 6,000 BOEPD. It is great to see the high oil percentage of our recent wells, which is helping to improve the Company’s netbacks.

“The early production profile of the Lovina wells was different than many of our previous wells, and we are glad to see them achieving the lower decline rates, predicted by our team, resulting in the strong forecasted IRRs. The early production data from the Barnes wells is very similar, including the high oil percentages, so we are hopeful that those wells will have similar results.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Internal Estimate

The Company’s internal analysis utilized the same methodology used in the IQRE report. The forecasted ultimate oil recovery matches the oil recovery forecasted by the IQRE, while the Company’s forecasted ultimate gas and NGL recovery falls below. Different pricing models were used in both analyses. Actual well costs were used in this analysis, and operating expenses and taxes were the same as in the IQRE report. The analysis shows that Lovina wells are producing less gas and NGL’s and slightly more oil than anticipated in the report.

IRR is calculated from the net present value, generated from the forecast production, based on the decline curve, utilizing the respective pricing for oil, gas and NGL’s as well as actual drilling costs and the operating expenses and taxes as used in the IQRE’s report. Readers should be aware that the internal analysis and estimates disclosed in this news release are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

The results of the Company’s internal analysis compared against the forecast in the IQRE report is set out in the table below:

	Oil (Mbbl)	Gas (Mbbl)	NGL (Mbbl)	Boes
Lovina well pad Proved Developed Reserves (Internal estimate)	2,086	2,229	326	2,784
Average Proved Undeveloped Reserves (IQRE report)	2,039	2,628	643	3,120
Difference	47	(399)	(317)	(336)

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

(e)	“Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, wells performing as anticipated, including anticipated increases in production, cash flow, higher rates of return and efficiencies, the Company’s belief that the entire 1.5 mile lateral is not yet contributing to production, the Company’s internal estimates and forecasts regarding the Lovina wells, the expectation that production tubing strings being run and additional frack fluid recovery will improve production at the Barnes wells, and anticipated improved flow rates in the Velin wells. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedarplus.ca, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.